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                                                                      EXHIBIT 11


SIRROM CAPITAL CORPORATION




                  PER SHARE DATA
                    FOR THE QUARTER ENDING June 30, 1997(1)
               Net asset value, beginning of period               $     17.62
               Net operating income                               $       .58
               Net realized and unrealized gains and
                 losses on investments(2)                         $       .50
                                                                  -----------

               Total from investments operations                  $      1.08

               Less: Dividend of net investment income            $       .42
                     Distribution of realized capital gains       $       .00
                                                                  -----------

                        Total distributions                       $       .42

               Net asset value, end of period                     $     18.28

               Per share market value, end of period              $    51.875

               Shares outstanding, end of period                   15,485,613


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1.   All shown are based on shares outstanding per share data at end of period.

2. Per share net realized and unrealized gains or losses include the effect of stock issuances at per share prices in excess of the Company's per share net asset value.